FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008
Commission File Number 001-10805
ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐          No ☑
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐          No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .
THIS REPORT ON FORM 6-K SHALL BE DEEMED INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-9 (FILE NO. 333-147078) OF THE REGISTRANT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

     The following documents are attached as exhibits hereto and are incorporated herein by reference: (i) Indenture, dated as of August 6, 2008, between Rogers Communications Inc., as issuer (the “Company”), and The Bank of New York Mellon, as trustee (the “Trustee”); (ii) First Supplemental Indenture, dated as of August 6, 2008, relating to the Company’s 6.80% Senior Notes due 2018, among the Company, Rogers Cable Communications Inc. (“RCCI”), Rogers Wireless Partnership (“RWP”) and the Trustee and (iii) Second Supplemental Indenture dated as of August 6, 2008, relating to the Company’s 7.50% Senior Notes due 2038, among the Company, RCCI, RWP and the Trustee.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.
By:	/s/ David Miller
	Name:	David Miller
	Title:	Senior Vice President, General Counsel

Date: August 6, 2008

Exhibit Index

Exhibit Number	Description of Document

99.1	Indenture, dated August 6, 2008, between the Company and the Trustee.

99.2	First Supplemental Indenture, dated August 6, 2008, among the Company, RCCI, RWP and the Trustee.

99.3	Second Supplemental Indenture, dated August 6, 2008, among the Company, RCCI, RWP and the Trustee.